February 28, 2005

Mark P. Shuman

Daniel Lee

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

        Re:    Revelstoke Industries, Inc.

                 Registration Statement on Form SB-2 filed February 17, 2005

                 File No. 333-122862

Gentlemen:

Please be advised that Revelstoke Industries, Inc. (the "Registrant") hereby amends the face page of its Form SB-2, as filed with the Securities and Exchange Commission on February 17, 2005, in order to supersede and replace the previous delaying amendment included in that filing with the following language:

    "The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine."

Respectfully submitted,

Christopher Dieterich for

Revelstoke Industries, Inc.